Exhibit 12.3

PINNACLE WEST CAPITAL CORPORATION

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED

STOCK DIVIDEND REQUIREMENTS

(dollars in thousands)

	2012	2011	2010	2009	2008
Earnings:
Income from continuing operations attributable to common shareholders	$387,380	$328,110	$324,688	$236,839	$259,871
Income taxes	237,317	183,604	160,869	138,551	95,231
Fixed charges	219,437	246,462	248,664	241,807	224,760
Total earnings	$844,134	$758,176	$734,221	$617,197	$579,862

Fixed Charges:
Interest expense	$214,616	$241,995	$244,174	$237,766	$220,223
Estimated interest portion of annual rents	4,821	4,467	4,490	4,041	4,537
Total fixed charges	$219,437	$246,462	$248,664	$241,807	$224,760

Preferred Stock Dividend Requirements:
Income before income taxes attributable to common shareholders	$624,697	$511,714	$485,557	$375,390	$355,102
Net income from continuing operations attributable to common shareholders	387,380	328,110	324,688	236,839	259,871
Ratio of income before income taxes to net income	1.61	1.56	1.50	1.59	1.37
Preferred stock dividends	—	—	—	—	—

Preferred stock dividend requirements — ratio (above) times preferred stock dividends	$—	$—	$—	$—	$—

Fixed Charges and Preferred Stock Dividend Requirements:
Fixed charges	$219,437	$246,462	$248,664	$241,807	$224,760
Preferred stock dividend requirements	—	—	—	—	—
Total	$219,437	$246,462	$248,664	$241,807	$224,760

Ratio of Earnings to Fixed Charges (rounded down)	3.84	3.07	2.95	2.55	2.57